Exhibit 4.7

CERTAIN INFORMATION (INDICATED BY [***]) HAS BEEN EXCLUDED FROM THE VERSION OF THIS
DOCUMENT FILED AS AN EXHIBIT BECAUSE IT IS BOTH NOT MATERIAL AND THE TYPE OF
INFORMATION THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

THIS EMPLOYMENT CONTRACT is entered into effective as of January 1st, 2022 (the “Effective Date”)

BETWEEN:	IMV USA INC., a corporation incorporated pursuant to the laws of the State of Delaware and having its registered office at 10 Rogers Street, Suite 120 and 121, Cambridge, Massachusetts, 02142-1288;

(the “Corporation”)

AND:	ANDREW HALL , domiciled and residing at [***].
(the “Executive”)

WHEREAS IMV Inc. (“IMV”) and its affiliates, IMV Technologies Inc. and IMV USA Inc., carry on the business of developing T cell-activating cancer immunotherapies based on its proprietary drug delivery platform (the “Business”);

AND WHEREAS the Corporation and the Executive wish to enter into this employment agreement setting forth the terms and conditions upon which the Executive, currently employed as Chief Business Officer and interim Chief Executive Officer will be employed by the Corporation as its Chief Executive Officer and will hold the same position in IMV and IMV USA Inc. (this “Agreement”);

NOW THEREFORE IN CONSIDERATION of the Executive’s employment by the Corporation and of the compensation and other benefits to be received by the Executive in connection with such employment, and in consideration of the mutual covenants and agreements hereinafter contained, the receipt and sufficiency of which are hereby acknowledged, the parties hereto covenant and agree as follows:

1. APPOINTMENT AND POSITION

The Corporation will employ the Executive as Chief Executive Officer on the terms and conditions set out in this Agreement effective January 1st, 2022 (“Effective Date”).

2. DUTIES & RESPONSIBILITIES

The Executive:

(a)	will be entitled to exercise the powers and authority associated with the position of the Chief Executive Officer subject to the provisions of the articles of incorporation and by-laws of the Corporation and the overall direction and supervision of the Board of Directors of IMV (the “Board”);

(b)	will report on a continuing basis to the Board and observe all reasonable instructions given by the Board to the Executive to the best of his ability;

(c)	during his employment with the Corporation, shall devote all of time attention and effort to the position of Chief Executive Officer and shall not accept any other employment, or remunerated appointment, to an agency, board of directors or to any other organization external to the Corporation, without the prior written approval of the Board;

(d)	the Executive will be appointed to the Board of directors of IMV until the next annual general meeting of shareholders and will be proposed for election as a director of IMV at each annual meeting of shareholders as long as he remains employed by the Corporation as Chief Executive Officer. The Executive undertakes to resign as a director of IMV concurrently with the termination of its employment by the Corporation.

3. TERM

(a)	The appointment as Chief Executive Officer of the Corporation shall commence on the Effective Date for an indefinite term until terminated in accordance with this Agreement;

(b)	The Executive represents and warrants that he has the skill, ability, and qualifications to perform the duties as Chief Executive Officer of the Corporation.

4. REMUNERATION

(a)	Base Salary. The Corporation shall pay the Executive an annual base salary of four hundred and eighty thousand US dollars (US$480,000), to be paid in equal bi-weekly installments, less all deductions required by law (the “Base Salary”) effective from the Effective Date. The Base Salary will be subject to an annual review, starting January 1, 2023, by the Compensation Committee of the Corporation as per the policies of the Corporation. Any increase in the Base Salary will be subject to approval by the Board and will be based on the Executive’s performance and IMV’s achievement of annual corporate objectives.

(b)	Vacation; Paid Time Off. From January 1, 2022, the Executive shall be entitled to 5 weeks paid vacation per calendar year, accrued as of January 1 of each year. Such vacation must be taken at a time or times mutually convenient to both the Executive and the Corporation. The Executive shall be entitled to carry over to the next calendar year a maximum of five (5) days accrued vacation annually; unused carried-over days in any year will not be subject to additional carry-over. The Executive shall receive other paid time off, including sick pay, in accordance with the Corporation’s policies applicable to executive officers as such policies may exist from time to time;

(c)	Reimbursement of Expenses. The Corporation shall reimburse the Executive for general business expenses including for travel and other expenses actually and properly incurred by the Executive in the course of performing his duties, hereunder in accordance with the Corporation’s expense reimbursement policies and procedures. The responsibility rests solely upon the Executive to timely provide to the Corporation any and all reasonable supporting statements and receipts. The specific expenses that are subject to reimbursement by the Corporation are further defined in the Corporation’s policies.

(d)	401 (k) Contribution. From January 1, 2022, the Corporation will make an equivalent contribution to any qualifying contribution made by the Executive to a 401(k) account held in Executive’s name up to a maximum of 5% of the Base Salary per calendar year, on or before February 15th for the preceding calendar year, on receipt of satisfactory evidence that the Executive’s 401(k) contribution has been made. Additional information regarding 401(k) benefits may be addressed in supplemental materials developed by the Corporation or by any third-party company with whom the Corporation or its affiliates establishes a formal relationship for management of 401(k) benefits;

(e)	Benefit Plans. The Executive can participate in the health care and dental group benefit plan and, subject to insurability, in the life insurance, long-term disability and accidental death group benefit plans now or hereinafter established by the Corporation. The Executive may, with notice to the Corporation, opt out of the Corporation’s benefit plans so long as already covered by another plan of comparable quality (e.g., when covered by a spouse or parent’s outside benefit plan). the Executive shall pay twenty-five percent (25%) of the costs for any benefit plan in which Executive participates, and the Corporation will pay seventy-five percent (75%) of the costs for the Executive;

(f)	Bonus Incentive. The Executive will be eligible, for the calendar year commencing on January 1, 2023, to receive a target annual bonus up to fifty (50%) percent of the Base Salary on the basis of the objectives set by the Board at the start of each year from and after January 1, 2022. Any bonus payment will be made at the discretion of the Board and subject to Board approval. The bonus, if any, will be paid to the Executive within thirty (30) days following the approval of the year-end financial statements of IMV for any applicable calendar year, provided that the Executive remains actively employment by the Corporation at the end of said calendar year. Subject to Section 7(c), it is expressly understood that there is no bonus entitlement for a calendar year if the Executive is not actively employed at the end of such calendar year;

(g)	Stock Option Plan. The Executive will be entitled to receive stock options of IMV in the manner, on the conditions and at the time outlined in Schedule A. Subsequently, after January 1, 2024, the Executive will be eligible to participate in the Stock Option Plan at the discretion of the Board. The terms and conditions governing the stock options of IMV upon the termination of this Agreement and/or separation of Executive’s employment are set forth in the Stock Option Plan of IMV, a copy of which is appended as Schedule B to this Agreement.

(h)	Fitness Club Membership. Part of the Corporation’s corporate policy is having motivated and eager team players and healthy lifestyles contribute towards productive and motivated Executives. In order to promote this aspect of the corporate policy, the Corporation will reimburse the Executive for 50%, up to a maximum of $300, of the membership at a fitness club.

5. LOCATION OF WORK

The Employee shall be employed by the Corporation, subject to ongoing Board approval, working from a home-based office in Gillette, New Jersey, United States of America. Otherwise, the Executive is expected to spend at least 50% of his time in the premises of the Corporation and its affiliates and the Executive understands there will be travel required to the premises of the Corporation or its affiliates, in Halifax, Nova Scotia, Boston, Massachusetts or Quebec City, Quebec, and other identified locations as required from time to time.

6. INDEMNIFICATION

(a)	Indemnification. The Corporation shall indemnify the Executive, to the maximum extent permitted by applicable law, against all reasonable amounts, fees, costs, charges and expenses incurred or sustained by the Executive (collectively, “Losses”) in connection with any action, suit, proceeding, decision or judgment to which he may be made a party by reason of being an officer of the Corporation or of any subsidiary or affiliate of the Corporation, including IMV, or any other corporation for which the Executive serves in good faith as an officer, director, or employee at the Corporation’s request, provided such Losses do not result from:

(i)	Any fraudulent, negligent or unlawful act of the Executive;

(ii)	Any action taken by the Executive outside the scope of the Executive’s authority pursuant to this Agreement; or

(iii)	Any breach or non-performance of any of the Executive’s material obligations hereunder.

(b)	Insurance. The Corporation agrees to maintain, or cause to be maintained, Directors and Officers Liability Insurance for the benefit of the Executive having coverage and policy limits having the same terms and conditions as the one maintained for the directors and officers of IMV and its affiliates and on terms and conditions customary for corporations of the stage of development and having activities similar to those of IMV and its affiliates.

7. TERMINATION

The parties covenant and agree that this Agreement may be terminated in the following circumstances:

(a)	By the Executive on giving three months’ written notice of resignation to the Corporation (unless waived by the Board) and, where possible, to provide services which overlap in time with an incoming replacement for transition purposes. Except in circumstances under which the Corporation would otherwise, pursuant to Section 7(d), have the right to terminate the Executive immediately for cause, the Executive shall be entitled to receive all amounts of Base Salary, incentives, unused vacation and other benefits accrued to or owing Executive through the effective date of Executive’s resignation. Upon receiving such notice of resignation from Executive, the Corporation may immediately terminate this Agreement before said notice period expires by paying to the executive an amount, as calculated above, for the period remaining of such three (3) month notice period.

(b)	By the Executive, on giving written notice to the Corporation equal to three (3) month’s notice, in the event of a change of control of IMV followed by, within twelve (12) months of such change of control, a material change in the functions and responsibilities of the Executive or a material adverse change in the duties or compensation of the Executive, with payment equal to the following, subject to his execution of a full release of all claims against the Corporation and its affiliates in a form acceptable to the Corporation:

(i)	compensation equivalent to twelve (12) months of the Base Salary;

(ii)	the present value of Corporation’s premium contributions for benefits (less premium contribution by the Executive) described in Sections 4(d) and 4(e) that would be enjoyed by the Executive during the next twelve (12) months assuming his employment was not terminated for cause and the then current level of benefits were continued for those twelve (12) months;

(iii)	vesting of all granted options, subject to the terms and conditions of the Stock Option Plan; and

(iv)	unpaid bonuses that have been awarded by the Board at such time.

For the purposes hereof “change of control of IMV” shall mean any change in the holding, direct or indirect, of shares of IMV as a result of which a person, or group of persons, or persons acting in concert, or persons associated or affiliated with any such person or group within the meaning of the Canada Business Corporations Act, are in a position to exercise effective control of IMV and for the purposes of this Agreement a person or group of persons holding or controlling shares or other securities or both in excess of the number that, directly or following conversion thereof, would entitle the holders thereof to cast 50% or more of the votes attaching to all shares of IMV which may be cast to elect directors of IMV will be deemed to be in a position to exercise effective control of the Corporation;

(c)	By the Corporation at any time, without cause, immediately, upon which payment of the following will be due to the Executive subject to his execution of a full release of all claims against the Corporation and its affiliates in a form acceptable to the Corporation:

(i)	twelve (12) months of continuation of Executive’s Base Salary ;

(ii)	the present value of the Corporation’s premium contributions for benefits described in Sections 4(d) and 4(e) that would be enjoyed by the Executive during the next twelve (12) months assuming his employment was not terminated for cause and the then current level of benefits were continued for those twelve (12) months; and

(iii)	unpaid bonuses that have been awarded by the Board at such time and as well as bonuses for the calendar year that would have been awarded by the Board to the Executive upon the achievement of corporate objectives for said calendar year. The Executive agrees that in the event that this Agreement is terminated for any reason except cause, the foregoing payments in Section 7(b) represents the Executive’s complete entitlement, including all claims for reasonable notice or payment in lieu of notice upon termination of the Executive’s employment without cause

(d)	By the Corporation immediately upon notice to the Executive for cause at any time, upon which Executive shall be entitled only to payment of Executive’s Base Salary through the date of his termination from employment. For the purposes hereof, the term “cause” shall be defined as follows: mean:

(i)	Executive’s willful failure to perform Executive’s duties (other than any such failure resulting from incapacity due to physical or mental illness);

(ii)	Executive’s failure to comply with any valid and legal directive of the Board;

(iii)	Executive’s engagement in dishonesty, illegal conduct, or gross misconduct, which is, in each case, injurious to the Corporation or its affiliates;

(iv)	Executive’s embezzlement, misappropriation, or fraud, whether or not related to the Executive’s employment with the Corporation;

(v)	Executive’s conviction of or plea of guilty or nolo contendere to a crime that constitutes a felony (or state law equivalent) or a crime that constitutes a misdemeanor involving moral turpitude;

(vi)	Executive’s material violation of the Corporation’s written policies or codes of conduct, including written policies related to discrimination, harassment, performance of illegal or unethical activities, and ethical misconduct:

(vii)	Executive’s willful unauthorized disclosure of the Corporation’s trade secrets or Confidential Information (as defined below);

(viii)	Executive’s material breach of any material obligation under this Agreement or any other written agreement between the Executive and the Corporation;

(ix)	Executive’s engagement in conduct that brings or is reasonably likely to bring the Corporation negative publicity or into public disgrace, embarrassment, or disrepute or

(x)	Executive’s Disability (as defined below).

and

(e)	Upon termination of the Executive’s employment under any circumstances, the Executive shall immediately return to the Corporation all property of the Corporation in as good a condition as when received (normal wear and tear accepted in the case of tangible property), including, without limitation, all Confidential Information, as hereinafter defined, records, manuals, supplies, including all equipment, documents, notes, credit or charge cards, computer disks, computer software and hardware, portable telephones, notes, specifications, papers, keys, customer or client lists, technical information and date, samples, reports, studies, findings, inventions, prototypes, sketches, photographs, plans, drawings, manuals, financial information and any other information (including copies, summaries and excerpts) belonging to or relating to the core business of the Corporation, or any affiliates or created by the Executive in the course of his employment by the Corporation, which are in the Executive’s possession or control. The Executive acknowledges that all such software, books, manuals, information and other property and materials received during his employment are the property of the Corporation.

(f)	For greater certainty, this Agreement will terminate upon the death of the Executive, upon which Executive shall be owed only his base salary through the date of his termination from employment, and no indemnity or other payment will be made to the Executive’s estate pursuant to this Agreement.

8. DISABILITY

If the Executive is unable to discharge his duties because of mental or physical illness or disability, he may be entitled to continuing compensation in accordance with the Corporation’s policy on sick leave, and in the event of becoming Totally Disabled as defined in the long-term disability plan which may be in affect from time to time, he may be entitled to the long-term disability benefits in accordance with the plan terms, and in the case of being Totally Disabled, the Corporation shall have no obligation whatsoever to pay to the Executive the remuneration provided for under Article 4 hereof.

Subject to Section 7(d)(x) above, upon the occurrence of the Disability of the Executive, the Executive thereupon shall be deemed to have resigned from the position of Chief Executive Officer and shall continue as an employee of the Corporation with continued entitlement to applicable disability benefits as he may be entitled to receive as stated above.

Upon the deemed resignation of the Executive as Chief Executive Officer, pursuant to this Article 8, the Corporation shall have the immediate right to appoint a successor as the Chief Executive Officer.

The parties recognize that this provision in the circumstances is not discriminatory for the purposes of the Nova Scotia Human Rights Act or other applicable legislation. Further that the above terms satisfy any duty to accommodate. For the purposes of this Article 8, but only where capitalized, “Disability” means: (a) the Executive’s inability to substantially fulfill his duties as Chief Executive Officer on a full-time basis for a continuous period of three (3) months or more or (b) written notification from the Executive (or his personal representative, as the case may be) to the Chairman of the Board that the Executive does not intend to fulfill his duties as Chief Executive Officer on a full-time basis for a three (3) month period. If there is any disagreement between the Board and the Executive (or his personal representative, as the case may be) as to the Executive’s Disability or as to the date any such Disability began or ended, the same shall be determined by a physician mutually acceptable to the Board and the Executive whose determination shall be conclusive evidence of any such Disability and of the date any such Disability began or ended (provided that if the Board and the Executive are unable to identify a mutually acceptable physician who shall make such a determination, the issue shall be resolved by arbitration in accordance with Article 15 below.

9. CONFLICT OF INTEREST

For the purpose of identifying and avoiding actual and potential conflicts of interest, the Executive personally shall have a continuing obligation to disclose to the Board any personal assets, investments and commercial involvements, and those of his spouse, if known, that may raise concerns about actual or potential conflicts of interest with the interest of IMV and its affiliates and shall, at least annually, provide a formal report to the Board.

10. CONFIDENTIAL INFORMATION AND INTELLECTUAL PROPERTY

(a)	The Executive acknowledges that he will have access to, be entrusted with, and acquire information about certain matters, things, trade secrets, commercial information, intellectual property and confidential information, in tangible or intangible form, that may be expressed in writing, electronically or orally (including without limitation financial information, commercial information, technology, documents, tapes, ideas, industry affiliations, compilations, business records, operational and system flow configurations, designs, concepts, know-how, techniques and computer software) either created, compiled or acquired or as may be created, compiled or acquired, by the Corporation through trade affiliations, the expenditure of time or commercial activity, trade experience, the expenditure of economic or human resources which in any manner, or to any extent whatsoever may relate to the business, commercial and trade affairs of the Corporation (hereinafter referred to as the “Confidential Information”), which information is the exclusive property of the Corporation. The Corporation and the Executive consider their relation one of confidence with respect to the Confidential Information.

(b)	Accordingly, the Executive undertakes to treat confidentially all Confidential Information and agrees not to disclose same to any third party, during and after employment is terminated without the permission of the Corporation. The Executive agrees to sign any confidentiality agreement prepared by the Corporation, and consistent with the parameters outlined in this Agreement.

(c)	In particular, without in any way limiting the foregoing, the Executive shall:

(i)	hold all Confidential Information in confidence and not discuss, communicate or transmit to others, or make any unauthorized copy of or use the Confidential Information in any capacity, position or business related to the Corporation

(ii)	take all reasonable action that the Corporation deems necessary and appropriate, to prevent unauthorized use or disclosure of or to protect the Corporation’s interests in the Confidential Information.

(iii)	act consistently with the terms of the Corporation’s other policies pertaining to confidentiality including: the Disclosure, Confidentiality & Trading Policy; and the IMV’s Code of Business Conduct and Ethics.

However, the Executive shall not be obliged to keep in confidence or nor shall incur any liability for disclosure of information which:

(i)	was already in the public domain or comes into the public domain without any breach of this Employment Contract;

(ii)	is required to be disclosed pursuant to applicable laws or pursuant to policies or regulation of any regulatory authority or public body having jurisdiction over it;

(iii)	is required to be disclosed in any legal proceeding hereunder;

(d)	In addition to the above, the Executive may, in the course of employment with the Corporation, develop or have access to intangible property relating to the core business of the Corporation including without limitation, ideas, concepts, inventions, software, know-how, designs, techniques, documentation and other materials, regardless of form or media on which it is stored, some or all of which property may be protected by patents, copyrights, trade secrets, trademarks, industrial designs (collectively, “Intellectual Property”).

(e)	All Intellectual Property that the Executive may develop or have access to, during and throughout employment with the Corporation, whether alone or jointly with others, shall be the exclusive property of the Corporation, and Executive shall have no rights in any such Intellectual Property. At the request and expense of Corporation, Executive agrees to do all acts necessary and sign all documentation necessary to assign all rights in all Intellectual Property to the Corporation and to enable the Corporation to register patents, copyrights, trademarks, industrial designs and such other protections as the Corporation deems advisable anywhere in the world.

(f)	If, during and throughout employment with the Corporation, the Executive develops any work which is protected by copyright, trademark or otherwise, the Executive hereby irrevocably and unconditionally waives any moral rights Executive may have in such works.

(g)	The Executive acknowledges that any breach of this covenant by the Executive shall constitute just cause for termination of employment of the Executive without notice.

11. NON COMPETITION

(a)	Duty Not To Compete. The Executive agrees with and for the benefit of IMV and the Corporation that during his employment under this Agreement and for a period of twelve (12) months from the date of termination of the Executive’s employment, however caused (the “Restricted Period”), the Executive will not for any reason, engage in any Prohibited Activity anywhere in Canada and United States. For purposes of this non-compete clause, “Prohibited Activity” is any service, for the benefit of an entity engaged in the Business in competition with the Corporation or its affiliates, which is the same as or similar to any type of service conducted, authorized, offered, or provided by Executive to the Corporation or its affiliates within 24 months prior to Executive’s separation from employment. Prohibited Activity also includes activity that may require or inevitably require use or disclosure of trade secrets or Confidential Information.

Notwithstanding the foregoing, the Executive shall be entitled, for investment purposes, to purchase and trade shares of a corporation which are listed and posted for trading on a recognized stock exchange and the business of which such corporation may be in competition with the business of IMV and the Corporation, provided that the Executive shall not directly or indirectly, own more than five (5%) percent of the issued shares of a corporation, or participate in its management or operations or in any advisory capacity.

(b)	Duty Not to Solicit Employees. The Executive understands and acknowledges that the Corporation and its affiliates have expended and continues to expend significant time and expense in recruiting and training employees and that the loss of employees would cause significant and irreparable harm to the Corporation and its affiliates. The Executive further agrees that, during the Restricted Period, he will not, on behalf of any entity other than the Corporation and its affiliates, directly or indirectly solicit, hire, recruit, or attempt to solicit, hire, or recruit, or induce the termination of employment of, any employee of the Corporation or its affiliates or any employee who has been employed by the Corporation or its affiliates in the six (6) months preceding the last day of Executive’s employment; provided, however, that the restrictions in this Section 11(b) shall apply only to those employees with whom Executive has had Material Exposure. “Material Exposure” means (a) contact with them in furtherance of the business interests of Company, and within the last 24 months of Executive’s employment with Company or (b) access to or knowledge of trade secrets or Confidential Information concerning them.

(c)	Duty Not to Solicit Business Partners. The Executive understands and acknowledges that: (i) the Executive will have access to confidential information and trade secrets regarding the business partners of Corporation and its affiliates, (ii) relationships of Customers and its affiliates with such business partners is of great competitive value; (iii) the Corporation and its affiliates have invested and continue to invest substantial resources in developing and preserving such business partner relationships and goodwill; and (iv) the loss of any such business partner relationship or goodwill will cause significant and irreparable harm to the Corporation and its affiliates. The Executive hereby covenants and agrees that he shall not, during the Restricted Period, directly or indirectly, in any manner whatsoever, including, without limitation, either individually, in partnership, jointly or in conjunction with any other person, solicit, directly or indirectly, the business partners of the Corporation or its affiliates for the purpose of persuading the business partners to cease or reduce their business dealings with the Corporation or its affiliates; provided that this Section 11(c) shall only apply to those Business Partners with which Executive has had Material Exposure.

12. INJUNCTIVE RELIEF

The Executive acknowledges and agrees that the covenants contained in Articles 10 and 11 of this Agreement (the “Covenants”) are essential to protect the business and goodwill of the Corporation and that a breach by the Executive of any of the Covenants contained in Articles 10 and 11 herein could result in irreparable loss to the Corporation which could not be adequately compensated for in damages and that the Corporation may have no adequate remedy at law if the Executive breaches any such Covenants. Consequently, if the Executive breaches any of such Covenants, the Corporation shall have in addition to and not in lieu of, any other rights and remedies available to it under any law or in equity, the right to obtain injunctive relief to restrain any breach or threatened breach thereof and to have such Covenants specifically enforced by any Court of competent jurisdiction. The Executive acknowledges that a violation by the Executive of the Covenants hereof would result in immediate and irreparable damage to the Corporation and the Executive hereby expressly consents to and waives any objection to the Corporation obtaining immediate injunctive relief in a court of law in the event of such a violation, such injunctive relief to be in addition to any rights to damages and any other rights available to the Corporation under the law.

13. SEVERABILITY

(a)	The parties acknowledge that the provisions in the Covenants herein are reasonable and valid in geographic and temporal scope and all other respects. If any court of competent jurisdiction determines that any of the Covenants or any part thereof are or is invalid or unenforceable, then the remainder of the Covenants shall not thereby be affected and shall be given full effect, without regard to the invalid portions. If any court of competent jurisdiction determines that any of the Covenants or any part thereof is unenforceable because of the duration or geographic scope of such provision, and reduces it in form, such provision shall then be enforceable.

(b)	In the event any provision in this Agreement contravenes labour standards legislation or other applicable legislation existing from time to time, the provision shall be deemed to be severed and the remainder of the Agreement shall remain in full force and effect.

14. AMENDMENTS

This Employment Agreement may not be amended without the joint written consent of the Executive and the Corporation. It is agreed that this Agreement may be amended by mutual consent of the Executive and the Corporation without causing termination of this Agreement.

15. DISPUTE RESOLUTION

Subject to Article 12 and the right of the Corporation to seek injunctive relief under Articles 10 and 11 through a court of law, in the event of any legal dispute arising under the terms of this Agreement, the parties shall be subject to remit the matter for binding arbitration before a certified arbitrator mutually agreed by the parties. The selected arbitrator will be responsible for assessing and determining the validity of any claims by either/both parties. The determination of the arbitrator shall be deemed binding by the parties, subject to any possible appeal of such ruling(s) under applicable laws to the State of Massachusetts; the factual and legal determinations of the arbitrator shall be deemed presumptively correct. All parties will be responsible for their respective costs before the arbitrator, with the prevailing party able to request an award of costs against the unsuccessful party.

16. MISCELLANEOUS

(a)	Any notice required or permitted to be given to the Executive shall be sufficiently given if delivered to the Executive personally or if mailed by registered mail to the Executive’s address last known to the Corporation.

(b)	Any notice required or permitted to be given to the Corporation shall be sufficiently given if mailed by registered mail or faxed to the Corporation at its registered office.

(c)	Any notice sent by registered mail shall be deemed to be received on the 4th day after it has been posted for delivery

(d)	This Agreement constitutes the entire Agreement between the parties with respect to the employment and appointment of the Executive and replaces and supersedes any previous agreement between the parties in relation to the employment of the Executive by the Corporation. Any modifications to this Agreement must be made in accordance with Article 11 hereof otherwise such modification shall have no force and effect and shall be void.

(e)	The headings in this Agreement are for convenience only and are not to be construed in any way as additions to or limitations of the covenants and agreements contained in it

(f)	The failure or delay by either party in exercising any rights under this Agreement shall not operate as a waiver of such rights and any single or partial exercise by either party of any right shall not preclude any further exercise of such rights or any other rights.

(g)	The various paragraphs and subparagraphs, phrases and sentences in this Agreement are severable and if any paragraph or subparagraph or any identifiable part is held to be invalid, void or unenforceable by any court, tribunal or other body or person of competent jurisdiction, this shall not affect the validity or enforceability of the remaining provisions or identifiable parts.

(h)	Unless the context requires otherwise words importing one gender include all other genders and words importing the singular include the plural and vice versa.

(i)	This Agreement shall be construed in accordance with the laws of the State of Massachusetts and the parties hereto submit to the jurisdiction of the Courts of the State of Massachusetts, unless otherwise specifically noted within this Agreement.

(j)	Except as otherwise specified, references to dollars herein shall be deemed to be references to the lawful currency of the United States of America.

17. BENEFIT OF AGREEMENT

This Agreement shall ensure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, legal personal representatives, successors and permitted assigns.

18. INDEPENDENT LEGAL ADVICE

The Executive acknowledges that the Corporation has advised the Executive to obtain independent legal advice with respect to the entry into this Agreement and confirms that he has either done so or has knowingly waived his right to do so. The Executive further acknowledges that he has been entered into by this Agreement freely and voluntarily and not the result of any threat, promise or undue influence made or exercised by the Corporation or any other party.

19. SECTION 280G

(a)	Adjustments to Payments. Anything in this Agreement to the contrary notwithstanding, in the event it shall be determined that any payment or distribution by the Corporation to Executive or for Executive’s benefit (whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise) (the “Payments”) would be subject to the excise tax imposed by Section 4999 (or any successor provisions) of the Code, or any interest or penalty is incurred by Executive with respect to such excise tax (such excise tax, together with any such interest and penalties, is hereinafter collectively referred to as the “Excise Tax”), then the Payments shall be reduced to the minimum extent necessary (but not below zero) if and to the extent that such reduction would result in Executive retaining a larger amount, on an after-tax basis (taking into account federal, state and local income taxes and the imposition of the Excise Tax), than if Executive received all of the Payments. Corporation shall reduce or eliminate the Payments, by first reducing or eliminating the portion of the Payments which are not payable in cash and then by reducing or eliminating cash payments, in each case in reverse order beginning with payments or benefits which are to be paid the farthest in time from the determination.

(b)	Determination of Adjustments. All determinations required to be made under this Article, including whether and when an adjustment to any Payments is required and, if applicable, which Payments are to be so adjusted, shall be made by an independent accounting firm selected by Corporation from among the four (4) largest accounting firms in the United States or any nationally recognized financial planning and benefits consulting company (the “Accounting Firm”) which shall provide detailed supporting calculations both to Corporation and to Executive within fifteen (15) business days of the receipt of notice from Executive that there has been a Payment, or such earlier time as is requested by the Company. In the event that the Accounting Firm is serving as accountant or auditor for the individual, entity or group effecting the “change in control” (within the meaning of Sections 280G and 4999 of the Code) to which the Payments relate, Corporation shall appoint another nationally recognized accounting firm to make the determinations required hereunder (which accounting firm shall then be referred to as the Accounting Firm hereunder). All fees and expenses of the Accounting Firm shall be borne solely by Corporation. If the Accounting Firm determines that no Excise Tax is payable by Executive, it shall furnish Executive with a written opinion that failure to report the Excise Tax on Executive’s applicable federal income tax return would not result in the imposition of a negligence or similar penalty. Any determination by the Accounting Firm shall be binding upon Corporation and Executive.

(Signatures on the following page)

IN WITNESS WHEREOF the parties hereto have set their hand and affixed their seals as of the day and year first above written.

SIGNED, SEALED AND DELIVERED

in the presence of:

IMV USA INC.

/s/ Linda Barabe	Per:	/s/ Andrew Sheldon
Witness Signature		Andrew Sheldon, duly authorized

Linda Barabe
Name (printed)

04/01/2022		04/01/2022
Date:		Date

/s/ Maria DiNorscio		/s/ Andrew Hall
Witness Signature		Andrew HALL

Maria DiNorscio
Name (printed)

1/2/2022		1/2/2022
Date:		Date

SCHEDULE A
OPTIONS

The following stock options of IMV will be granted to the Executive, upon Board approval, on the following terms and conditions and subject to the provisions of the Stock Option Plan of IMV:

‒	Taking into account the number of options currently granted to Mr. Hall, that additional number of options that would bring the number of options held by Mr. Hall on January V’, 2022 to 1% of the issued and outstanding shares of IMV, which options will vest over 3 years in equal installments (1/3 after 12 months, 1/3 after 24 months and 1/3 after 36 months), at an exercise price as determined by the terms of the Stock Option Plan at the time of grant.

‒	From and after January 1, 2023 and subject to Board approval, contemporaneously with the occurrence of one of the following 3 events, a number of options equal to 1% of the issued and outstanding shares of IMV as of January 1, 2023, which options will vest over 3 years in equal instalments (1/3 after 12 months, 1/3 after 24 months and 1/3 after 36 months) at an exercise price as determined by the terms of the Stock Option Plan at the time of grant:

o	Closing of a business development transaction which results into net proceeds for IMV of at least US $50M within 90 days of closing of said transaction.

o	Closing of an equity financing in which institutional investors contribute US $50M or greater.

o	Closing of an acquisition of IMV for an enterprise value that is at least 2x of the IMV market value on the Effective Date.

SCHEDULE B
STOCK OPTION PLAN OF IMV